OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

September 1, 2010

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for fiscal year ended December 31, 2009
Form 10-Q for the periods ended March 31, 2010 and June 30, 2010
Form 8-K filed on February 17, 2010
Schedule 14A filed on March 17, 2010
File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 18, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, Form 8-K filed on February 17, 2010 and Schedule 14A filed on March 17, 2010, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements

Notes to the Financial Statements

Note 6 – Property, Plant and Equipment, page 71

1.

We note your response to prior comment 1. Approximately 20% of property, plant, and equipment as of December 31, 2009 consists of precious metals used in your production tooling. Your response states that depletion for precious metals is recorded

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

September 1, 2010

over an extended period of time whereas your other machinery and equipment is depreciated over a range of 4 to 20 years. Your current disclosures do not convey the magnitude of the amount of property, plant, and equipment which is depreciated over a much longer period compared to your other machinery and equipment. It is also not clear what is meant by extended period of time. In this regard, please disclose the following in future filings:

•	Please disclose the amount of precious metals recorded in property, plant, and equipment as of the end of each period; and

•	Please disclose specifically what is meant by extended period of time. You should state the approximate number of years over which depletion occurs for precious metals based on historical experience.

Please show us in your supplemental response what the revisions will look like.

Response:

As noted in our previous letter dated July 20, 2010, we do not believe there is a requirement to disclose the carrying value of precious metals separately or to provide the length of time it takes to consume a depleting asset. However, upon further consideration of your comment, we do believe that it would provide useful information to the reader to disclose the magnitude of our production tooling since it does have a significantly different time period in which its cost is recognized than other items within the machinery and equipment category. In addition to the carrying value, we will disclose the annual amount that these assets are typically consumed in the production process as they have no depreciable life.

Therefore, to provide the reader better insight to our machinery and equipment and the related depreciation and depletion, we propose to add the following disclosure to our future filings:

Machinery and equipment includes certain precious metals used in our production tooling, which comprise approximately 23% and 25% of total machinery and equipment as of December 31, 2009 and 2008, respectively. Precious metals used in our production tooling are depleted as they are consumed during the production process, which typically represents an annual expense of less than 3% of the outstanding carrying value.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

2.	Please address the above comment in your interim filings as well.

Mr. Rufus Decker

Accounting Branch Chief

September 1, 2010

Response:

We will address the above comment in our interim filings as well.

Item 1 – Financial Statements

Note 18 – Income Taxes, page 22

3.	The reversal of an $858 million valuation allowance against certain of your United States deferred tax assets represents a significant component of your net earnings of $988 million for the six months ended June 30, 2010. The valuation allowance was originally established in 2008 based on your losses before income taxes in the United States during 2007 and 2008, as well as your then estimates for near-term results in the United States. Since that time, earnings performance for the United States operations has strengthened and forecasts have improved. Please enhance your disclosures in future filings to explain in further detail your consideration of FASB ASC 740-10-30-17 through 740-10-30-24 in determining during the three months ended June 30, 2010 that it is more likely than not that these deferred tax assets are realizable. Please address the following:

•

Please disclose in future filings the nature of positive and negative evidence you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to reverse the valuation allowance. Please discuss the significant estimates and assumptions used in your analysis;

•

Page 96 of your Form 10-K for the year ended December 31, 2009 indicates that you recorded significant losses from continuing operations during each of the years ended December 31, 2007 and December 31, 2008. Please address your consideration of these losses in your analysis;

•	Please disclose in future filings the specific factors in 2010 that led you to determine the reversal was appropriate at this time;

•	Please discuss how you determined the amount of valuation allowance to reverse; and

•	Please disclose in future filings the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

Response:

In accordance with FASB ASC 740-10-30-17 through 740-10-30-24, we evaluate the cumulative loss in recent years as a significant piece of negative evidence that is difficult to overcome. Our standard is to review the pretax book income adjusted for permanent differences for the most recent 12 quarters to determine if we have a cumulative loss in recent years. Using this standard, the second quarter 2010 was the first quarter since we recorded the valuation allowance against our United States

Mr. Rufus Decker

Accounting Branch Chief

September 1, 2010

deferred tax assets in which we had cumulative earnings in recent years. This was the result of both the earnings performance in 2010 and 2009, as well as the losses from the first half of 2007 not being included in the most recent 12 quarters of the analysis.

Also, as disclosed in our Income Taxes footnote within our 2009 Form 10-K, our federal and state net operating loss carryforwards will expire through 2028. The vast majority of the net operating loss carryforwards will not expire until 2026 and 2027. Based upon our forecast, we believe we will have sufficient taxable income available to realize the remaining deferred tax assets.

In consideration of your comments and to provide the reader better insight into our decision to reverse a portion of our valuation allowance against our United States deferred tax assets, we propose to add the following disclosure to our future filings (the changes from our current disclosure are shown in bold):

The income tax benefit of $844 million and $835 million for the three and six months ended June 30, 2010, respectively, was a result of the reversal of a $858 million valuation allowance against certain of the Company’s United States deferred tax assets. The valuation allowance was originally established in 2008 based primarily on the negative evidence of the Company’s losses before income taxes in the United States during 2007 and 2008. Other negative evidence considered at the time was the Company’s then estimates for near-term results in the United States. Financial performance in the United States during that time period was adversely impacted by the decline in United States housing starts. Since that time, earnings performance in our United States operations has strengthened and has resulted in positive cumulative earnings in recent years as of June 30, 2010, which was the primary evidence used in determining to reverse the valuation allowance. Other positive evidence considered was the Company’s forecast, which indicates the Company’s positive earnings trend will continue in the long-term. However, the Company did not reverse approximately $13 million of the valuation allowance related to certain state net operating losses that are expected to expire before the Company would have enough earnings to utilize those net operating losses.

Excluding the effect of the reversal of the valuation allowance, our effective tax rate would have been 15% for both the three and six months ended June 30, 2010. The difference between the effective tax rate and the statutory rate of 35% is primarily attributable to the level of earnings in the United States, which has relatively little income tax expense due to its valuation allowance position. Despite being reversed during the second quarter 2010, the valuation allowance will continue to result in the Company having relatively little income tax expense related to its United States operations throughout 2010.

Mr. Rufus Decker

Accounting Branch Chief

September 1, 2010

Item 4 – Controls and Procedures, page 43

4.	We note your disclosure that “[t] here were no other changes in the Company’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

In future filings, we will state clearly, if correct, that there were changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer

Mark W. Mayer
Vice President and Chief Accounting Officer